FILE NO: 82-3806

Rentokil Initial

Rentok[redacted]
Felcou
West S

Telephc
Fax 013·

02034992

SUPPL

5 June 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Trading Statement for the four months to 30 April 2002.
	Release concerning close period.
	Release concerning pricing of debt programme.
	Release concerning supplementary offering circular under debt programme.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Release concerning the appointment of chief executive designate.
	Release concerning Mr E F Brown.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 6/19

Registered in England No. 224814
Registered Office: Felcourt, East Grinstead RH19 2JY

30th May 2002

RENTOKIL INITIAL ANNOUNCES CHIEF EXECUTIVE DESIGNATE AND APPOINTMENT OF NEW CHAIRMAN

The board of Rentokil Initial plc is pleased to announce that James Wilde, currently development director, is appointed chief executive designate and will become chief executive of the company on 1st January 2003. This appointment follows an extensive search, using an executive search consultancy, which has resulted in the board considering a particularly high quality group of candidates from both within and outside the company.

Following the untimely death of the non-executive chairman of the company, Henry King, in March, Sir Clive Thompson has today been appointed chairman in addition to his current role of chief executive. He will hand over as chief executive on 1st January 2003, remaining as executive chairman until April 2003 when he will become non-executive chairman of the company.

Brian McGowan, the senior independent non-executive director, who has been a member of the board since 1996, has today been appointed non-executive deputy chairman.

Sir Clive Thompson said at today's Annual General Meeting, "James has been a member of our senior management team since 1993 and was instrumental in helping to formulate and implement our new strategy in 2000. He was unquestionably the outstanding candidate in what was a very high quality field and I am confident that he will be an excellent chief executive."

Commenting on his appointment as chief executive designate, James Wilde said, "Rentokil Initial has two great brands, a proven growth strategy and is highly cash generative. Having been closely involved with the development and realisation of our new strategy I am delighted to be taking on the role at a time when the company is well positioned for an exciting future."

END

Notes for Editors

1) **Sir Clive Thompson** (59) is the longest serving FTSE 100 Chief Executive, now in his 20th year, having been appointed in January 1983. Rentokil Initial's share price has risen such that an investment of £10,000 in January 1983 would be worth nearly £270,000 today.

During this 20 year period, the company has made rapid organic growth as it diversified both by activity and geographically whilst making some 400 acquisitions including the hostile take-overs of Securiguard in 1993 and the £2.2 billion acquisition of BET in 1996. The Company enjoyed 17 years of 20% plus growth in profits and earnings per share to become the world's largest business services company.

In 1994, the company was voted 'Britain's Most Admired Company' and in 1996 Sir Clive was knighted for services to industry.

After failing against its 20% growth objective, which led to a dramatic fall in the share price, Sir Clive conducted in 2000 a total review of the company's activities and the company adopted a new objective, strategy and business model.

Arising from this, the company undertook a major restructuring which included the disposal of a third of its businesses: its plant hire, transport and recruitment activities, due to their low cash generation, cyclicality or low market growth, were all sold raising some £600m.

In addition, following the share for share £1.4 billion acquisition of the Danish investment trust, Ratin, in 2000 the company launched a share buy-back programme and has bought back to date 34% of its equity for £1.74 billion. This is believed to be the largest share buy-back in British corporate history.

The refocused Rentokil Initial has delivered, since autumn 2000, accelerating growth, consistently meeting or exceeding market expectations. The Rentokil Initial share price has more than doubled, thereby substantially outperforming both the market and the support services sector.

2) **James Wilde** (48) joined Rentokil in 1993, following the company's hostile takeover of Securiguard Group PLC. He was a main board director of Securiguard with specific responsibilities for the parcels' business in the UK and developing the security and cleaning businesses in the USA, which he had acquired for Securiguard when resident there in the late 1980s.

James Wilde's depth of experience and leadership qualities whilst running a broad spread of businesses including Conferencing, Parcels Delivery and UK and European Hygiene activities, clearly earmarked him as an outstanding senior executive. He was a leading member of the senior executive team determining the company's major restructuring in 2000 and masterminded the successful disposal of the non-core businesses: Plant Hire, Distribution and Recruitment in the UK, Europe and the USA, raising £600m across 16 separately negotiated transactions.

James Wilde has been a driving force in the the direction of acquisitions and in the development and implementation of the company's new strategy.

Contacts:
Sir Clive Thompson, Chairman & Chief Executive } 01342 833022
Charles Grimaldi, Corporate Affairs Director }
Alex Mackey 07773 787458

5 June 2002

Changes at Rentokil Initial

Following the appointment of James Wilde as Chief Executive Designate of Rentokil Initial at the company's AGM last week, Ted Brown, Chief Operating Officer, has been appointed Marketing Director, reporting directly to Mr Wilde.

Commenting on the change, James Wilde said:-

"Anticipating my appointment as Chief Executive in January, I am determined to build a strong, direct relationship with the Regional Managing Directors and be closely involved with the management and key issues of our trading divisions."

END

Contact:

Charles Grimaldi	Corporate Affairs Director	} 01342 833022
Tony Stephens	General Manager, Corporate Affairs	}

30 May 2002

TRADING STATEMENT FOR THE FOUR MONTHS ENDING 30TH APRIL 2002

RENTOKIL INITIAL REPORTS CONTINUED ACCELERATION IN ORGANIC GROWTH

Sir Clive Thompson, Chairman and Chief Executive, will say today at the Company's AGM:-

"I am very pleased to report that continued acceleration in organic growth in the first four months of this year has produced both turnover and profits ahead of our expectations. Specifically, turnover has increased by 6.9% and profits before tax by 10.5%.

Hygiene Services are up by 3.6% in turnover with good growth in operating profits and Continental Europe performing strongly, offsetting a slow start to the year in UK.

Security Services are up by 10.6% in turnover with a strong increase in operating profits with excellent performances in Continental Europe and North America.

Pest Control Services has grown by 3.8% in turnover with margin improvement producing a strong growth in operating profits coming from strong performances in Continental Europe and North America, good in Asia Pacific and a sound performance in UK.

Tropical Plants declined in turnover by 5.4%, driven largely by the restructuring of acquired unprofitable branches in our US business which has, however, led to an improvement in operating profits margin.

Conferencing turnover only grew by 1% due to the delay in implementing new contracts but operating profits have shown sound growth. The Company has recently been awarded a 30 year contract, which could represent whole life turnover of at least £100 million, to run the UK civil service training college at Sunningdale.

Parcels Delivery grew by 23.5% in turnover and a similar level of growth in operating profits. UK performed strongly with the overall performance significantly enhanced by another inflation-led performance from our Southern African business.

Facilities Management turnover grew by 7.1%, benefitting from the impact of new contracts, with a good growth in operating profits albeit, as expected, at somewhat lower profit margins.

Operating profits (EBIT) for the company have increased by 6.3% and cash generation has been in line with our expectations.

We have purchased 58.8 million shares as part of our Share Buy-Back Programme since 1st March at a cost of £160 million, at an average price of 270p.

We have made 7 bolt-on acquisitions this year at a cost of £25 million.

Prospects for 2002

We expect to continue to generate strong operating cash flow with which we plan to make bolt-on acquisitions in Hygiene and Security, particularly in North America, UK and Continental Europe and continue our share buy-back programme.

We expect that strong organic growth in turnover and pre-tax profits will continue throughout the year which should produce an excellent growth in earnings per share."

Note:

The above statement is made based upon unaudited management accounts and at constant rates of exchange for foreign currencies for the year 2001 as used in the 2001 annual report.

END

For further information please contact:

Sir Clive Thompson	Chairman and Chief Executive
R C Payne	Finance Director
C D Grimaldi	Corporate Affairs Director

Tel: 01342 833022

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Supplementary Offering Circ.
Released	07:00 17 May 2002
Number	0461W

Rentokil Initial plc

Euro 2,500,000,000 Euro Medium Term Note Programme

Supplemental Offering Circular

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7676 1000.

END

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Company website

Close

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Close Period
Released	07:00 8 May 2002
RNS Number	5977V

RENTOKIL INITIAL plc

Rentokil Initial plc announces that, following its previously announced adoption of a policy imposing close periods in relation to the purchase of its own shares immediately preceding the issue of trading statements, it will now suspend purchasing its own shares until after its next trading statement is released on 30th May 2002.

Since the announcement of its 2001 results on 28th February 2002, the company has made market purchases of 58.8 million shares, at an average price of 270 pence costing some £160 million.

ENDS

END

Company website

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Issue of Debt
Released	16:01 3 May 2002
RNS Number	5107V

RENTOKIL INITIAL plc

Further to our previous announcement made on 19 April 2002, and after completion of our recent Euro bond issue road show, Rentokil Initial plc announces the issue of Euro 500m of 5 year bonds. The annual coupon on the bonds has been set at 5.75 per cent. The bonds will be repayable at par on 21 May 2007 and will be issued under the company's Euro Medium Term Note Programme.

END

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